# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tianci International, Inc., CIK 0001557798
CUSIP: 88631G304
Title of class of securities: Common Stock, $ 0.0001 par value
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plaza,, 28 Canton Road, Tsim Sha Tsui,, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 608,824; shared voting power 0; sole dispositive power 608,824; shared dispositive power 0; aggregate amount beneficially owned 608,824 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Tianci International, Inc.
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong 999077

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor, Citrus Grove Building, 106 Goring Ave.
George Town
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
608,824

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on June 23, 2026, covering 851,700 Common Stock purchased on June 16, 2026. The amounts in Row (5), (7) and (9) represent 608,824 Warrants, which is subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 7,673,907 shares of Common Stock outstanding, based on the Issuer's Prospectus under Rule 424(b)(4) and a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 17, 2026 and June 18, 2026, respectively.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 7.4%
Sole power to vote or to direct the vote: 608,824
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 608,824
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/14/2026)